NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on January 10, 2022, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on December 28, 2021 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. Pursuant to the tender offer and merger agreement between Coresite Realty Corp. and American Tower Corporation which became effective on December 28, 2021, each share of CoreSite common stock issued and outstanding immediately prior to the effective time of the merger (other than certain restricted shares and shares held by certain American Tower subsidiaries) will be converted into the right to receive $170.00 per share in cash, the same amount per share paid in the tender offer. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on December 28, 2021.